UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Ardagh Metal Packaging S.A.

(Name of Issuer)

Shares, with a nominal value of €0.01 per share

(Title of Class of Securities)

L02235106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. L02235106

1		NAME OF REPORTING PERSONS Ardagh Group S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 454,375,314
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 454,375,314
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 454,375,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[2] 75.3%
12		TYPE OF REPORTING PERSON (See Instructions) OO

1 Represents 454,375,314 common shares directly held by Ardagh Group S.A. ARD Holdings S.A., which indirectly through its subsidiaries controls Ardagh Group S.A., may be deemed to be the ultimate beneficial owner of the common shares held by Ardagh Group S.A.

2 Based on 603,297,287 common shares of Ardagh Metal Packaging S.A. outstanding as of December 31, 2021.

SCHEDULE 13G

CUSIP No. L02235106

1		NAME OF REPORTING PERSONS ARD Holdings S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 454,375,314
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 454,375,314
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[3] 454,375,314
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[4] 75.3%
12		TYPE OF REPORTING PERSON (See Instructions) OO

3 Represents 454,375,314 common shares directly held by Ardagh Group S.A. ARD Holdings S.A., which indirectly through its subsidiaries controls Ardagh Group S.A., may be deemed to be the ultimate beneficial owner of the common shares held by Ardagh Group S.A.

4 Based on 603,297,287 common shares of Ardagh Metal Packaging S.A. outstanding as of December 31, 2021.

SCHEDULE 13G

CUSIP No. L02235106

Item 1.
(a)	Name of Issuer:

Ardagh Metal Packaging S.A.

(b)	Address of Issuer's Principal Executive Offices:

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

Item 2.
(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of:

Ardagh Group S.A.

ARD Holdings S.A.

(b)	Address of Principal Business Office or, if none, Residence:

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

(c)	Citizenship:

Luxembourg

(d)	Title of Class of Securities:

Shares, with a nominal value of €0.01 per share

(e)	CUSIP Number:

L02235106

SCHEDULE 13G

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	◻	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	◻	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	◻	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	◻	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	◻	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	◻	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	◻	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	◻	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

SCHEDULE 13G

CUSIP No. L02235106

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:[5]

Ardagh Group S.A.	454,375,314

ARD Holdings S.A.	454,375,314

(b) Percent of class:[6]

Ardagh Group S.A.	75.3%

ARD Holdings S.A.	75.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Ardagh Group S.A.	0

ARD Holdings S.A.	0

(ii) Shared power to vote or to direct the vote

Ardagh Group S.A.	454,375,314

ARD Holdings S.A.	454,375,314

(iii) Sole power to dispose or to direct the disposition of

Ardagh Group S.A.	0

ARD Holdings S.A.	0

(iv) Shared power to dispose or to direct the disposition of

Ardagh Group S.A.	454,375,314

ARD Holdings S.A.	454,375,314

5 Represents 454,375,314 common shares directly held by Ardagh Group S.A. ARD Holdings S.A., which indirectly through its subsidiaries controls Ardagh Group S.A., may be deemed to be the ultimate beneficial owner of the common shares held by Ardagh Group S.A.

6 Based on 603,297,287 common shares of Ardagh Metal Packaging S.A. outstanding as of December 31, 2021.

SCHEDULE 13G

CUSIP No. L02235106

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ◻

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Member of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ARDAGH GROUP S.A.

By:	/s/ John Sheehan
Name:	John Sheehan
Title:	Chief Financial Officer

ARD HOLDINGS S.A.

By:	/s/ John Sheehan
Name:	John Sheehan
Title:	Director